

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Julio Torres
Co-Chief Executive Officer
Andina Acquisition Corporation
Carrera 10 No. 28-49
Torre A. Oficina 20-05
Bogota, Colombia

> **Re: Andina Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-178061**

Dear Mr. Torres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

3. With respect to statements regarding the competitive position or economic growth of the Andean region and/or a specific country, please disclose whether such statements represent your management's reasonable belief or are attributable to third-party sources. If they represent your management's belief, then please disclose the basis for such belief.

      If they are attributable to third-party sources, then please disclose the name of such sources.

Prospectus Summary, page 1

4. Please disclose whether any tender offer that you may engage in would be commenced prior to or after the consummation of your initial business transaction.

5. Please disclose in the Summary that unlike many blank check companies, you are not required to acquire a target with a valuation equal to a certain percentage of the amount held in the trust account and that you may consummate a business combination with a target whose enterprise value is significantly less than the amount of money held in the trust account. Also disclose whether you plan to have any minimum size valuation and what you plan to do with any remaining funds.

6. We note the statement first appearing in the fourth sentence, first paragraph on page 4 that if you seek shareholder approval for your initial business combination, then such transaction will be consummated only if a majority of the shares voted are voted in favor of the transaction. Please tell us how this statement complies with the requirements of the Companies Law, which you state in the sixth paragraph on page 77 as requiring approval of shareholders "representing three-quarters in value of the shareholders voting together as one class" for mergers or consolidations. Please also clarify whether the statement that the "shareholder resolution [be] approved by a majority in number" means majority of shares voted or majority of shares outstanding.

Liquidation if no business combination, page 15

7. Please file the agreement pursuant to which Mr. Weil has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target business or vendors or other entities that are owed money.

Risk Factors, page 20

Risks Associated with Our Business, page 20

An investor will be able to exercise a warrant…, page 24

8. We note the statement that you expect to be listed on a national securities exchange at the time that the warrants become exercisable. We also note that you are applying for the quotation of your units, ordinary shares and warrants on the OTC Bulletin Board. Please provide us with your analysis for why you believe you will be listed on a national securities exchange at the time the warrants become exercisable in light of Section 102.01F of the New York Stock Exchange Listed Company Manual and Rule 5110(c) of the NASDAQ Stock Market Rules.

Dilution, page 44

9. Please revise to correct the amount of pro forma net tangible book value at November 8, 2011 disclosed in the second paragraph on page 44.

Proposed Business, page 49

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 61

10. Please remove the statement that you will be listed on a national securities exchange because the OTC Bulletin Board is not a national securities exchange.

Management, page 64

Directors and Executive Officers, page 64

11. Please disclose specifically the "operational experience," "business experience" and "extensive contacts" for each director that led to your conclusion that such director should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

Principal Shareholders, page 69

12. Please include in the beneficial ownership table the table the person who has sole or shared voting and/or dispositive power with respect to shares held by each of Child's Trust f/b/o Francesca Weil u/a dated March 4, 2010 and Child's Trust f/b/o Alexander Weil u/a dated March 4, 2010. See Instruction 2 to Item 403 of Regulation S-K.

Description of Securities, page 74

Amended and Restated Memorandum and Articles of Association, page 79

13. Please clearly state whether the percentage of votes needed to amend your memorandum and articles of association is two-thirds of your outstanding ordinary shares or 90% of your outstanding ordinary shares. The current disclosure implies that despite the 90% threshold in your memorandum and articles of association, the Companies Law still permits your memorandum and articles of association to be amended by the vote of two-thirds of your outstanding ordinary shares.

14. Please disclose whether there are any provisions in your amended and restated memorandum and articles of association that will apply to you until you consummate your initial business combination and that may not be amended until such consummation, even if you receive the requisite votes for an amendment.

Note 2 – Significant Accounting Policies, page F-9

Subsequent Events, page F-11

15. Please disclose the date through which subsequent events have been evaluated. Refer to ACS 855-10-50-1a.

Item 17. Undertakings, page II-3

16. Please provide the undertaking required by Item 512(a)(5)(ii) and (a)(6)(iv) of Regulation S-K.

Signatures, page II-5

17. Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tony Watson at (202) 551-3318 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any other questions.

                                            Sincerely,

                                            /s/ Brigitte Lippmann   for

                                            Mara L. Ransom
                                            Assistant Director

cc: A. Lorne Weil
        Andina Acquisition Corporation

        Jeff Gallant
        Graubard Miller